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April 1, 2020

Mr. Joshua Shainess, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Jumei International Holding Limited
Amendment No. 1 to Schedule TO-T/13E-3
Filed March 20, 2020 by Jumei Investment Holding Limited, Super ROI Global Holding Limited, and Leo Ou Chen
File No. 005-88610

Dear Mr. Shainess:

On behalf of Jumei Investment Holding Limited, Super ROI Global Holding Limited, and Leo Ou Chen (together, the “Offeror Group”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 26, 2020 with respect to the Amendment No. 1 to Schedule TO-T/13E-3, File No. 005-88610 (the “Schedule TO-T/13E-3”), filed by the Offeror Group on March 20, 2020. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Offeror Group.

Securities and Exchange Commission

April 1, 2020

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Offer to Purchase (“Offer to Purchase Amendment No. 2”), filed as Exhibit (a)(1)(x) to the Amendment No. 2 to the Schedule TO-T/13E-3 (“Schedule TO-T/13E-3 Amendment No. 2”), concurrently with the submission of this letter in response to the Staff’s comments. Offer to Purchase Amendment No. 2 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of Offer to Purchase indicating changes made by Offer to Purchase Amendment No. 2 against Offer to Purchase filed as Exhibit (a)(1)(i) to Schedule TO-T/13E-3 on February 26, 2020 as amended by the Offer to Purchase Amendment No. 1 dated March 20, 2020 and filed as Exhibit (a)(1)(ix) to the Schedule TO-T/13E-3 Amendment No. 1 on March 20, 2020, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Offer to Purchase Amendment No. 2.

The Offeror Group will disseminate Schedule TO-T/13E-3 Amendment No. 2, together with Offer to Purchase Amendment No. 2 reflecting the changes discussed below as well as the disclosure on the newly acquired debt financing, as soon as possible. The Offeror Group has extend the expiration date of the Offer to the end of the day on April 8, 2020, i.e., 5 business days after the filing of Schedule TO-T/13E-3 Amendment No. 2, and plans to accept Class A Ordinary Shares and ADSs valid tendered and not properly withdrawn shortly after the expiration of the Offer.

General

1.	We note your response to prior comment 1. Please ensure that you jointly “tag” the Schedule TO-T as a Schedule 13E-3 filing in your amended Schedule TO so that the EDGAR system reflects its status as both a Schedule TO and 13E-3 as to each filer.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group has jointly “tagged” the Schedule TO-T as a Schedule 13E-3 filing in Schedule TO-T/13E-3 Amendment No. 2, in order for the EDGAR system to reflect its status as both a Schedule TO and 13E-3 as to each filer.

2.	We note your response to comment 2 but are unable to agree with your analysis.

We respectfully acknowledge the Staff’s position.

Securities and Exchange Commission

April 1, 2020

3.	Notwithstanding your assertion in response to comment 3 that neither Parent nor Purchaser is an “independent entity” separate from Mr. Chen, we continue to believe that a group was formed and that disclosure of the existence of the group is required. Rule 13d-5 does not provide for any distinction or exceptions based upon a person or entity’s independence from another person. Additionally, we believe the parties’ joint filing agreement provides support for our view that the parties should file an amended Schedule 13D reflecting group status.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group has filed an amended Schedule 13D on April 1, 2020 reflecting group status.

Schedule TO-T – Exhibit (a)(1)(i) – Offer to Purchase for Cash

Conditions to the Offer

4.	We note your response to comment 18. In your amended filing, please add the disclosure included in your response letter regarding Mr. Chen’s undertaking that he will not cause the Company or any of its affiliates to deliberately breach the agreements or obligations under the Merger Agreement.

In response to the Staff’s comment, the disclosure was added to page 4 of Offer to Purchase Amendment No. 2.

*      *      *

If you have any questions regarding the foregoing or wish to discuss any aspect of Schedule TO-T/13E-3 Amendment No. 2, please contact the undersigned by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang
Peter X. Huang

Enclosures

cc:

Leo Ou Chen

Jumei Investment Holding Limited

Super ROI Global Holding Limited

Z. Julie Gao

Michael J. Mies

Skadden, Arps, Slate, Meagher & Flom LLP

Stephanie Tang

Hogan Lovells